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FORM 10-C

Securities and Exchange Commission
Washington, D.C. 20549

Report by issues of securities quoted on The Nasdaq Stock Market(TM), filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.

EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER:  Goodrich Petroleum Corporation
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ADDRESS OF PRINCIPAL EXECUTIVE OFFICES:  5847 San Felipe, Suite 700, Houston,
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                                         Texas 77057
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ISSUER'S TELEPHONE NUMBER (INCLUDING AREA CODE):  (713) 780-9494
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                                                  (318) 429-1375
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I.  CHANGE IN NUMBER OF SHARES OUTSTANDING
Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.  Title of security         Series A Convertible Preferred Stock
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2.  Number of shares outstanding before the change       1,098,710
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3.  Number of shares outstanding after the change          734,859
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4.  Effective date of change        October 18, 1995
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5.  Method of change      Conversion of preferred stock to common stock
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Specify method (such as merger, acquisition, exchange, distribution stock split, reverse split, acquisition of stock for treasury, etc.)

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Give brief description of transaction  Due to recent merger, original terms of
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preferred stock required special conversion terms (6.25 shares common for each share of preferred) be offered for a period of 61 days after giving notice.

II.  CHANGE IN NAME OF ISSUER         N/A

1.  Name prior to change
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2.  Name after change
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3.  Effective date of charter amendment changing name
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4.  Date of shareholder approval of change, if required
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October 25, 1995              /s/ GLYNN E. WILLIAMS, JR.
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DATE            OFFICER'S SIGNATURE AND TITLE
                 Glynn E. Williams, Jr., Vice President, Finance and Secretary



(TM) October 1994, The Nasdaq Stock Market, Inc. All rights reserved. The Nasdaq Stock Market is a service mark of The Nasdaq Stock Market, Inc.